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                                                                   Exhibit  99.1

                                 HOLLINGER INC.
                                  STATUS UPDATE

      Toronto, Ontario, Canada, February 7, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws. Reference should be made to Status Update Reports and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

      On January 27, 2005, the Board of Directors of Hollinger unanimously adopted a set of rigorous governance policies and practice. The new policies, which were effective immediately, meet or exceed current requirements for Canadian public companies. Included in the measures approved are comprehensive written charters for the Board of Directors, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as well as formal position descriptions for the Chairman of the Board and each of the Board Committees. The package also includes a Code of Business Conduct and Ethics, a Whistleblower Policy and a Policy on Related Party Transactions which requires that all related party transactions involving Hollinger be approved by Hollinger's independent Audit Committee.

      These policies were developed by outside counsel at the request of the Independent Committee of Hollinger. The policies follow from a thorough review of existing policies and procedures at Hollinger, best practices among Canadian and U.S. companies and current or proposed governance requirements and guidelines.

Financial Statements

      Hollinger and Hollinger International Inc. ("Hollinger International") continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

      As previously reported, Hollinger's 2003 annual financial statements could not be completed and audited until Hollinger International's 2003 annual financial statements were completed. On January 18, 2005, Hollinger
International filed its 2003 Form 10-K with the United States Securities and Exchange Commission (the "SEC"), which included audited financial statements and related MD&A for the fiscal year ended December 31, 2003 and restated audited financial results for the fiscal years ended December 31, 1999, 2000, 2001 and 2002. Hollinger International stated that the restated financial results were to correct accounting errors in prior periods and to reflect reclassifications arising from the adoption of a new audit standard. On January 21, 2005, Hollinger International filed its audited financial statements (and related
MD&A) and its renewal Annual Information Form for the year ended December 31, 2003 with the Canadian securities regulatory authorities. The foregoing were necessary but not sufficient conditions to permit Hollinger to complete and file its 2003 annual financial statements
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as the completion and audit of such financial statements will require a level of co-operation from Hollinger International, which is still in negotiation, and Hollinger International's auditors.

      In its news release of February 4, 2005, Hollinger International indicated that it expected to be able to file, within approximately two months, its interim financial statements for the fiscal quarters ended March 31, June 30 and September 30, 2004. In addition, Hollinger International stated that it would work expeditiously to file its 2004 Form 10-K, which will include its audited financial statements and related MD&A for the fiscal year ended December 31, 2004. While Hollinger International has said it expects to file a request with the SEC for a 15 day extension beyond the required filing date of March 16, 2005 to complete and file the 2004 Form 10-K, because of the anticipated work involved in the audit, Hollinger International noted that it may not be able to complete and file the 2004 Form 10-K by March 31, 2004.

      Hollinger's Audit Committee is considering what, if any, financial information and/or alternative financial statements Hollinger will be in a position to publicly disclose.

Inspection

      Ernst & Young Inc. (the "Inspector") is continuing the inspection of Hollinger's related party transactions pursuant to an Order of Justice Colin L. Campbell of the Ontario Superior Court of Justice. The Inspector has provided six interim Reports with respect to its inspection of Hollinger. Counsel for the Inspector and various parties are next scheduled to appear before Justice Campbell on February 9, 2005. Hollinger and its staff continue to give their full and unrestricted assistance to the Inspector in order that it may carry out its duties, including access to all files and electronic data.

      To February 4, 2005, the cost to Hollinger of the inspection (including the costs associated with the Inspector and its legal counsel and Hollinger's legal counsel) is in excess of C$4.25 million.

Supplemental Financial Information

      As of the close of business on February 4, 2005, Hollinger and its subsidiaries (other than Hollinger International and its subsidiaries) had approximately US$44.6 million of cash or cash equivalents, including restricted cash, on hand and Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the February 4, 2005 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$14.10, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$222,398,214. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with Hollinger's outstanding 11.875% Senior Secured Notes due 2011 (the "Senior Notes") and 11.875% Second Priority Secured Notes due 2011 (the "Second Priority Notes"). In addition, Hollinger has previously deposited with the trustee under the indenture (the "Senior Indenture") governing the
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Senior Notes approximately US$10.5 million in cash as collateral in support of the Senior Notes (which cash collateral is also collateral in support of the Second Priority Notes, subject to being applied to satisfy future interest payment obligations on the outstanding Senior Notes as permitted by amendments to the Senior Indenture). Consequently, there is currently in excess of US$221.8 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Priority Notes outstanding.

Company Background

      Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments, and a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com